UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333- 260711) of Cazoo Group Ltd (the “Company,” “Cazoo”, “we,” “us” or “our”) (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Summary Second Quarter and First Half 2022 Financial Results

	Six months ended June 30,				Three months ended June 30,
	2022 (unaudited)	2021 (unaudited)	Change		2022 (unaudited)	2021 (unaudited)	Change
Vehicles Sold	43,668	20,454	+113%		23,955	10,692	+124%
Retail	30,386	16,557	+84%		17,033	8,772	+94%
Wholesale	13,282	3,897	+241%		6,922	1,920	+261%
Revenue (£m)[1]	628	248	+153%		333	136	+145%
Retail (£m)[1]	502	208	+141%		271	112	+142%
Wholesale (£m)	83	13	+549%		41	7	+486%
Other (£m)[1]	43	27	+57%		21	17	+24%
UK Retail GPU (£)[2]	226	315	(89)		309	467	(158)
Gross Profit (£m)	3	11	(8)		2	8	(6)
Gross Margin (%)	0.5%	4.6%	(4.1	)%pts	0.5%	5.6%	(5.1	)%pts
Loss for the period (£m)	(243)	(102)	(141)
Adj. EBITDA (£m)[3,4]	(175)	(69)	(106)
Adj. EBITDA Margin (%)[5]	(27.9)%	(27.9)%	+0.0	%pts

[1]	‘Retail revenue’ excludes £6m of sales in H1 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’ (H1 2021: £7m). ‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.

[2]	UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021. H1 2022 UK Retail GPU excludes de minimis EU retail unit sales and EU gross loss.

[3]	Adjusted EBITDA is defined as loss for the period, adjusted for tax, finance income/expense, depreciation, amortization and impairment of intangible assets, share based payment expense, fair value movement and foreign exchange movement in warrants and convertible notes and exceptional items.

[4]	For a reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”) see the section titled “Adjusted EBITDA Reconciliation”.

[5]	Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to Revenue.

First Half 2022 Financial and Strategic highlights

●	Record revenues of £628 million, up 153% YoY, driven by strong retail revenue growth

●	Vehicles sold up 113% YoY to 43,668 as the Company’s strong growth trajectory continued

●	UK Retail GPU of £226, impacted by H2 2021 investments in reconditioning and car buying launch

●	Continued to improve reconditioning capabilities with record UK website inventory of over 7,500 vehicles at June 30, 2022

●	Raised $630 million from the issuance of convertible notes to support continued investment in growth

Second Quarter 2022 Financial and Strategic highlights

●	Revenue up 145% YoY to £333 million, driven by strong retail and wholesale revenue growth

●	Vehicles sold up 124% YoY to 23,955 as demand continues to grow despite a tough economic backdrop

●	UK Retail GPU of £309 in Q2 2022, 2.5x higher than Q1 2022 as we generate efficiencies across business

●	Strong momentum from car buying channel with over 30% of retail sales sourced directly from consumers

●	Successfully implemented realignment plan to right-size the business and position us for profitable growth

Cash flow and liquidity

●	Cash position of £401m as of June 30, 2022, and over £175m of self-financed inventory

●	Capital expenditure was £33m in H1 2022 as the Company invested further in its infrastructure

●	It is anticipated that capex spend will be lower in H2 as was weighted heavily to the first half of the year

●	Net outflow of £70m to fund vehicles during H1 2022 which is expected to be partially financed in H2

●	Approximately £80m of cash-financed inventory will be realised over next 18m from subscription inventory

Current trading and outlook

We are very pleased by our strong performance in Q2. Despite the weak macroeconomic environment affecting growth in other retail sectors, we have maintained our strong momentum into Q3 with record retail unit sales and revenues in July, whilst also growing our UK website inventory to record levels.

Our business realignment plan is progressing well, and we remain laser focused on profitability and cash generation. In that context, we are currently conducting a strategic review of our business in mainland Europe, with the aim of further reducing our cash burn and ensuring that the Company has a plan which materially reduces the requirement to raise any additional external funding.

Chief Financial Officer Change

On August 2, 2022 the Company announced the appointment of Paul Woolf as Chief Financial Officer, who will join and succeed Stephen Morana during Q4 of this year. Mr Morana will remain in his current role until Mr Woolf joins to ensure a seamless transition.

Mr Woolf joins from Graphcore having previously acted as Chief Financial Officer at UK-listed Mitie Group PLC, and a number of international private equity backed companies including CPA Global, Virgin Active, Birds Eye Iglo and The Automobile Association. Mr Woolf holds a bachelor’s degree from the University of Oxford.

Continued Listing Standards

The Company received a notice on July 15, 2022 from the New York Stock Exchange (the “NYSE”) that Cazoo is not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period.

On July 28, 2022, the Company notified the NYSE of its intent to cure the deficiency, to the extent required, in line with the cure period designated under the NYSE rules, including, if necessary, via a share consolidation which would be subject to Board and shareholder approval.

The Company’s Class A ordinary shares will continue to be listed and trade on the NYSE during this period, subject to the Company’s compliance with other NYSE continued listing standards. The Company’s receipt of the notice does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

Additional Information

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements contained herein, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan and cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK and Europe; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement

The financial results for the three and six months ended June 30, 2022, and as of June 30, 2022, included herein are preliminary, unaudited and represent the most recent current information available to Cazoo’s management. Preliminary financial results are subject to risks and uncertainties, many of which are not within Cazoo’s control. Cazoo’s actual results may differ from these estimated financial results, including due to the completion of its financial closing procedures, final adjustments that may arise between the date hereof and the time that financial results for the three and six months ended June 30, 2022, and as of June 30, 2022, are finalized, and such differences may be material. In addition, these financial results do not reflect important limitations, qualifications and details that will be included in the full financial statements. The preliminary results included herein have been prepared by, and are the responsibility of, Cazoo’s management. Cazoo’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, Cazoo’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Non-IFRS Financial Measures

The Company has included herein certain financial measures not based on IFRS, including Adjusted EBITDA and Adjusted EBITDA Margin (together, the “Non-IFRS Measures”)

In addition to Cazoo’s results determined in accordance with IFRS, the Company believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information for management and investors to assess the underlying performance of the business as they remove the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include that they do not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors to review the reconciliation of Adjusted EBITDA to loss for the period included below, and not to rely on any single financial measure to evaluate its business.

Adjusted EBITDA is defined as loss for the period adjusted for tax, net finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement and foreign exchange movement in warrants and convertible notes and exceptional items.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended:

	Jun-22	Jun-21	Change
	£‘m	£‘m	£‘m
Revenue[1]	628	248	380
Cost of sales	(625)	(237)	(388)
Gross profit	3	11	(8)

Marketing expenses	(45)	(29)	(16)
Selling and distribution expenses	(57)	(20)	(37)
Administrative expenses[2]	(288)	(70)	(218)
Loss from operations[2]	(387)	(108)	(279)

Net finance expense[3]	(22)	(1)	(21)
Other income and expenses[4]	158	-	158

Loss before tax	(251)	(109)	(142)

Tax credit	8	7	1

Loss for the period	(243)	(102)	(141)

[1]	Revenue excludes £6m of sales in H1 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (H1 2021: £7m).
[2]	Current period includes a non-cash impairment charge of £135m largely related to actions taken in the Company’s business realignment plan
[3]	Current period includes £13m finance expense on convertible notes, of which £10m is non-cash
[4]	Other income and expenses includes fair value movement and foreign exchange movement in warrants and convertible notes

ADJUSTED EBITDA RECONCILIATION

Reconciliation of loss for the period to adjusted EBITDA

	Jun-22	Jun-21
	£‘m	£‘m
Loss for the period	(243)	(102)

Adjustments:
Tax credit	(8)	(7)
Net finance expense	22	1
Depreciation, amortization and impairment of intangible assets[1]	169	15
Share-based payment expense	35	13
Fair value movement and foreign exchange movement in warrants and convertible notes	(158)	-
Exceptional items[2]	8	11
Total adjustments	68	33

Adjusted EBITDA	(175)	(69)

[1]	Current period includes a non-cash impairment charge of £135m largely related to actions taken in the Company’s business realignment plan
[2]	Exceptional items include restructuring costs of £7m with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at:

	Jun-22	Dec-21
	£‘m	£‘m

Property, plant and equipment and right-of-use assets[1]	363	273
Goodwill and intangible assets	195	262
Inventory[2]	374	365
Cash and cash equivalents	401	193
Other net working capital	(40)	-
Loans and borrowings (current)[3]	(222)	(181)
Loans and borrowings (non-current)[3]	(63)	(68)
Convertible notes and embedded derivative	(360)	-
Warrants	(6)	(43)
Lease liabilities	(120)	(90)
Net assets	522	711

Equity
Share capital, share premium and merger reserve	1,347	1,323
Retained earnings	(827)	(611)
Foreign currency translation reserve	2	(1)
Total equity	522	711

[1]	Property, plant and equipment and right-of-use assets includes £168m of subscription vehicles (Dec-21: £104m)
[2]	Inventory consists of vehicles purchased, direct and indirect vehicle reconditioning costs, including parts and labor and inbound transportation costs. Inventory includes vehicles which have been ordered but not delivered which remain in inventory until the revenue is recognized
[3]	Loans and borrowings (current and non-current) for the current period comprises entirely of stocking loans and facilities used to finance subscription vehicles (Dec-21: £245m)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended:

	Jun-22	Jun-21
	£‘m	£‘m
Cash flows from operating activities:
Loss for the period	(243)	(102)
Adjustments for:
Tax credit	(8)	(7)
Net finance expense	22	1
Depreciation, amortization and impairment of intangible assets[1]	169	15
Share-based payment expense	35	13
Fair value movement in warrants and convertible notes	(158)	-
	(183)	(80)
Movement in inventory	(8)	(12)
Movement in subscription vehicles	(62)	-
Other working capital movements	38	37
Net cash used in operating activities	(215)	(55)

Cash flows from investing activities:
Purchases of property, plant and equipment	(18)	(35)
Purchases and development of intangible assets	(15)	(5)
Acquisition of subsidiaries, net of cash acquired	(34)	(80)
Other investing activities	18	-
Net cash used in investing activities	(49)	(120)

Cash flows from financing activities:
Net proceeds from issue of convertible loan notes	460	-
Vehicle financing activities	29	(1)
Other financing activities	(24)	(8)
Net cash from financing activities	465	(9)

Net increase/(decrease) in cash and cash equivalents	201	(184)

Cash and cash equivalents at the beginning of the period	193	244
Net foreign exchange difference	7	-

Cash and cash equivalents at the end of the period	401	60

1 Current period includes a non-cash impairment charge of £135m largely related to actions taken in the Company’s business realignment plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: August 2, 2022	By:	/s/ Stephen Morana
Stephen Morana
Chief Financial Officer